Exhibit 1.0

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)
Suite 720, 999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5

Item 2:	Date of Material Change

November 18, 2016

Item 3:	News Release

A news release announcing the material change referred to in this report was issued on November 21, 2016 through Canada NewsWire and a copy was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on November 21, 2016.

Item 4:	Summary of Material Change

ESSA announced that it has secured a US$10 million growth capital term loan facility (the “Loan”) from Silicon Valley Bank, which is secured by perfected first priority lien on all of the Company’s assets, with a negative pledge on intellectual property.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

ESSA announced that it has secured a US$10 million growth capital term loan facility from Silicon Valley Bank (“SVB” or the “Bank”). Under the loan and security agreement, the Company will initially draw down US$8 million and has a conditional option to receive an additional US$2 million (collectively, the “Term Loans”). The proceeds from the Term Loans will be used for the Company’s future working capital needs.

Under the terms of the loan agreement entered into with SVB (the “Loan Agreement”), the total proceeds of US$10 million will be available in two tranches, US$8 million upon closing, and US$2 million at the discretion of the Company from December 1, 2016 until April 28, 2017 and upon positive Phase I data for EPI-506 and receipt of the US$5.4 million grant under the Cancer Prevention Research Institute of Texas program. The Term Loans bear an interest rate of Wall Street Journal Prime Rate plus 3.0% annually and will mature on September 1, 2020. The Loan Agreement requires ESSA to expense a final payment of 8.6% of the amount advanced under the Term Loans, due upon the earlier of the maturity or termination of the Term Loan facility. Interest only payments will be made through December 31, 2017 followed by monthly payment of principal plus interest over the following thirty-three months. If the second tranche is fully funded, the interest only period will be extended through June 30, 2018 and the amortization period will be reduced by six (6) months, thus reducing the amortization period to twenty-seven months. The Term Loans will be secured by perfected first priority lien on all the Company’s assets, with a negative pledge on intellectual property. The Term Loans are subject to standard events of default, including default in the event of a material adverse change. There are no financial covenants.

Upon funding of the respective tranches, the Company will grant to the Bank warrants to purchase shares of the Company’s common stock equal to four percent of the amount advanced, divided by the exercise price of the warrants, based on the five-day volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, to be determined prior to the time of the issuance of the warrants. In connection with the advance to the Company of US$8million, the Company granted to the Bank and Life Science Loans II, LLC an aggregate of 149,532 warrants (the “Warrants”). Each one Warrant entitles the holder thereof to purchase one common share of the Company (a “Warrant Share”) for a period of seven years at a price of US$2.14 per Warrant Share. The Warrants contain adjustment mechanisms in the event of a share split, stock reclassification, exchange, combination and similar events, and also provide for cashless exercise.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:	Date of Report

November 23, 2016.

Forward-Looking Statement Disclaimer

This material change report contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Term Loans including terms thereof and funding of the tranches thereunder, the use of proceeds from the Term Loans, the Company’s Phase 1 and Phase 2 clinical trials, receipt by the Company of funds under the Cancer Prevention Research Institute of Texas program, the Company’s financial condition and the implementation of the Company’s strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 14, 2015 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile at the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.